Endeavour Silver Drilling Continues to Intersect High Grade Mineralization in the La Luz Vein on the Terronera Property in Jalisco, Mexico

VANCOUVER, BC -- (Marketwired - August 15, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drilling on the Terronera property in Jalisco State, Mexico continues to intersect high-grade, gold-silver mineralization at shallow depths within the La Luz vein.

Recent holes were drilled to test the boundaries of the current resource area (dated December 31, 2016) and successfully expanded the mineralization over a 600 metre (m) length by 250 m depth (view long section here).

Drilling highlights include two vein splays in Hole LL23 which assayed as follows:

--  La Luz vein - 45 grams per tonne (gpt) silver and 16.2 gpt gold (1,180 gpt AgEq) over 1.7 m true width (34.4 opT AgEq over 5.6 feet (ft)), with an internal interval assaying 171 gpt silver and 45.2 gpt gold (3,335 gpt AgEq) over 0.2 m true width (97.2 opT AgEq over 0.7 ft); and
--  La Luz HW vein - 25 gpt silver and 20.9 gpt gold (1,485 gpt AgEq) over
    1.3 m true width (43.3 opT AgEq over 4.3 ft), with an internal interval assaying 44 gpt silver and 31.6 gpt gold (2,256 gpt AgEq) over 0.3 m true width (65.8 opT AgEq over 1.0 ft);

Results for seven new drill holes are summarized in the table below.

----------------------------------------------------------------------------
  Hole    Structure   From  True width   Au     Ag    Cu    Pb    Zn   AgEq

                       (m)      (m)     (gpt) (gpt)  (%)   (%)   (%)   (gpt)
----------------------------------------------------------------------------
 LL-23     La Luz    145.20     1.7     16.22   45  0.005 0.007 0.021  1,180
                    --------------------------------------------------------
          Including  147.05     0.2     45.20  171  0.002 0.029 0.080  3,335
                    --------------------------------------------------------
          Hw La Luz  154.50     1.3     20.86   25  0.002 0.005 0.017  1,485
                    --------------------------------------------------------
          Including  154.50     0.3     31.60   44  0.002 0.008 0.024  2,256
----------------------------------------------------------------------------
 LL-25     La Luz    214.65     1.4     0.25   419  0.039 0.026 0.032   436
                    --------------------------------------------------------
          Including  216.20     0.3     1.05  1,830 0.152 0.097 0.103  1,904
----------------------------------------------------------------------------
 LL-27     La Luz    173.35     1.0     2.29    73  0.017 0.033 0.063   234
                    --------------------------------------------------------
          Including  173.35     0.5     4.66   128  0.030 0.056 0.102   454
----------------------------------------------------------------------------
 LL-32     La Luz    196.30     1.1     2.69    91  0.073 0.088 0.148   279
                    --------------------------------------------------------
          Including  197.00     0.6     4.71    95  0.022 0.052 0.092   425
----------------------------------------------------------------------------
 LL-35     La Luz    105.20     1.1     20.27  384  0.018 0.015 0.029  1,803
                    --------------------------------------------------------
          Including  106.65     0.1    123.50 2,600 0.032 0.086 0.150 11,245
----------------------------------------------------------------------------
 LL-36     La Luz     57.40     1.2     16.47   38  0.018 0.007 0.022  1,191
                    --------------------------------------------------------
          Including   58.15     0.5     34.00   14  0.019 0.001 0.011  2,394
----------------------------------------------------------------------------
 LL-39     La Luz    146.05     1.2     7.58    12  0.032 0.002 0.003   542
                    --------------------------------------------------------
          Including  146.05     0.2     26.90   25  0.003 0.006 0.006  1,908
----------------------------------------------------------------------------

Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Bradford Cooke, CEO of Endeavour Silver, commented, "We continue to intersect encouraging results in the La Luz vein on the Terronera property. Although narrower than the Terronera vein, mineralization in the La Luz vein is much higher grade, more gold rich, and shallower in depth compared to the Terronera vein, which was the basis for the recent pre-feasibility study. Several other veins hosting surface high-grade mineralization at Terronera are also scheduled for drilling over the next two years."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com